Pursuant to 253(g)(2)

File No. 024-10943

Cardone Equity Fund VI, LLC

(the “Company”)

Supplement No. 1

To the Offering Circular dated September 26, 2019

Date of Supplement December 23, 2019

This document supplements, and should be read in conjunction with, the offering circular of Cardone Equity Fund VI LLC (“we”, “our”, “us” or the “Company”), dated September 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on June 26, 2019 and on December 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement is to update investors on our recent developments and acquisitions.

After reaching the minimum raise requirement of $1,000,000, the Company invested in the entity that owns 10X Living at Panama City Beach on October 16, 2019. The 10X Living at Panama City Beach is a 288-unit luxury garden apartment development located in a prime location in Panama City Beach, FL, The property was built in 2018 and offers resort-style amenities and attractive floor plans.

On December 20, 2019, the Company invested in the entity that owns 10X Living at Columbia Town Center. This property was built in 2001 and features 531 renovated units with stainless steel appliances, granite countertops and updated cabinetry fixtures. 10X Living at Columbia Town Center is located in the very desirable Columbia, Maryland which is forecasted to be a high growth area.

As of the date of this Supplement No. 1, the Company has raised $10,026,318 through its Regulation A offering.